[LOGO]                                          MAGNA INTERNATIONAL INC.

                                                337 Magna Drive
                                                Aurora, Ontario L4G 7K1
                                                Tel   (905) 726-2462
                                                Fax   (905) 726-7164



                                  PRESS RELEASE

                      MAGNA ANNOUNCES FIRST QUARTER RESULTS
                      -------------------------------------

MAY 8, 2003, AURORA, ONTARIO, CANADA......MAGNA INTERNATIONAL INC. (TSX: MG.A,
MG.B; NYSE: MGA) today reported sales, profits and earnings per share for the first quarter ended March 31, 2003.

------------------------------------------------------------------ --------------------------------------------------------------
                                                                                        THREE MONTHS ENDED
                                                                   --------------------------------------------------------------
                                                                         MARCH 31, 2003                   MARCH 31, 2002
                                                                   ---------------------------     ------------------------------
Sales                                                                       $    3,766                      $    3,121

Net income                                                                  $      162                      $      153

Diluted earnings per share                                                  $     1.65                      $     1.65

Average number of diluted shares outstanding (millions)                           95.8                            90.6

---------------------------------------------------------------------------------------------------------------------------------

                        ALL RESULTS ARE REPORTED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE FIGURES.

---------------------------------------------------------------------------------------------------------------------------------

The Company posted record sales of $3.8 billion for the first quarter ended March 31, 2003, an increase of 21% over the first quarter of 2002. Automotive sales for the first quarter of 2003 increased 22% from the first quarter of 2002. The higher sales reflect a 33% increase in European content per vehicle, a 13% increase in North American content per vehicle, a 16% increase in tooling and other sales, and increased vehicle production in North America and Europe of 2% and 1%, respectively.

Net income for the first quarter of 2003 was $162 million, representing a 6% increase over net income of $153 million for the first quarter of 2002.

Diluted earnings per share of $1.65 for the first quarter of 2003 was unchanged from the first quarter of 2002. Diluted earnings per share for the first quarter of 2003 reflects an increase in net income and a higher average number of diluted shares outstanding due to the Donnelly acquisition in the fourth quarter of 2002.

During the first quarter of 2003 cash generated from operations before changes in non-cash working capital was $330 million. Total investment activities during the quarter were $162 million, including $115 million in automotive fixed assets additions, $13 million in MEC fixed asset additions, and $34 million in other assets.

Belinda Stronach, Magna's President and Chief Executive Officer stated: "We delivered another strong quarter, including record sales, increased net income, and diluted earnings per share that matched last year's first quarter record. We were able to achieve these operating results in a quarter in which we incurred costs for an unprecedented amount of business to be launched in 2003."

OTHER MATTERS
-------------

The Company also announced that its Board of Directors today declared its regular quarterly dividend with respect to its outstanding Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2003. The dividend of U.S. $0.34 per share is payable on June 16, 2003 to shareholders of record on May 30, 2003.

2003 OUTLOOK
------------

The Company remains cautious about North American and European vehicle production volumes for the remainder of 2003 due to uncertainty about general economic conditions.

For the second quarter of 2003, the Company expects average dollar content per vehicle in North America to range between $495 and $510 and in Europe between $265 and $280. In addition, the Company has assumed that second quarter 2003 vehicle volumes will be approximately 4.1 million units in North America and 4.2 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the vehicle volume assumptions and anticipated tooling and other automotive sales, the Company expects its automotive sales for the second quarter of 2003 to be between $3.4 billion and $3.6 billion and diluted earnings per share from operations(1) to be in the range of $1.50 to $1.70.

The Company expects full year 2003 average dollar content per vehicle in North America to range between $490 and $510 and in Europe between $280 and $300. Further, the Company is assuming full year 2003 vehicle production volumes of approximately 15.8 million units in North America and approximately 16.1 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the vehicle volume assumptions and anticipated tooling and other automotive sales, the Company expects its automotive sales for the full year 2003 to range from $13.4 billion to $14.3 billion, compared to 2002 automotive sales of $12.4 billion. In addition, diluted earnings per share from operations(1) for 2003 are expected to be in the range of $6.00 to $6.40.

In addition, the Company expects that full year 2003 spending for fixed assets for its automotive business will be in the range of $750 million to $800 million, compared to $791 million in 2002.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 72,000 employees in 202 manufacturing operations and 45 product development and engineering centres in 22 countries.

         (1) The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.

         Net income from operations and diluted earnings per share from operations are based on net income and diluted earnings per share as prepared in accordance with Canadian generally accepted accounting principles but exclude Other income (net of related taxes), and in the case of diluted earnings per share, the dilutive impacts of foreign exchange losses on redemption of Convertible Subordinated Debentures.

--------------------------------------------------------------------------------
MAGNA WILL HOLD A CONFERENCE CALL FOR INTERESTED ANALYSTS AND SHAREHOLDERS TO DISCUSS THE FIRST QUARTER RESULTS AND OTHER DEVELOPMENTS ON FRIDAY, MAY 9, 2003 AT 10:30 A.M. EST. THE NUMBER TO USE FOR THIS CALL IS 1-800-470-5906. PLEASE CALL IN 10 MINUTES PRIOR TO THE CONFERENCE CALL. THE NUMBER FOR OVERSEAS CALLERS IS 1-416-641-6704. MAGNA WILL ALSO WEBCAST THE CONFERENCE CALL AND WILL INCLUDE PRESENTATION SLIDES AT www.magna.com. THE CONFERENCE CALL WILL BE CHAIRED BY BELINDA STRONACH, PRESIDENT AND CHIEF EXECUTIVE OFFICER.

FOR FURTHER INFORMATION: PLEASE CONTACT VINCENT GALIFI OR LOUIS TONELLI AT (905) 726-7100. FOR TELECONFERENCING QUESTIONS, PLEASE CALL (905) 726-7103.
--------------------------------------------------------------------------------

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle programs; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; the impact of environmental regulations; and other factors as set out in the Company's Annual Information Form and annual report on Form 40-F for its financial year ended December 31, 2001 filed with the Canadian securities commissions and the SEC respectively and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

------------------------------------------------------------------------------------------------------------------------------------
[UNAUDITED]
[UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE FIGURES]
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    THREE MONTHS ENDED
                                                                                      MARCH 31,                   March 31,
                                                                       NOTE                2003                        2002
------------------------------------------------------------------------------------------------------------------------------------
Sales:
   Automotive                                                                         $   3,496                    $  2,872
   Magna Entertainment Corp.                                                                270                         249
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          3,766                       3,121
------------------------------------------------------------------------------------------------------------------------------------

Automotive costs and expenses:
   Cost of goods sold                                                                     2,887                       2,362
   Depreciation and amortization                                                            118                          99
   Selling, general and administrative                                                      235                         180
   Interest expense, net                                                                     (3)                          1
   Equity income                                                                             (4)                         (4)
Magna Entertainment Corp. costs and expenses                                                248                         217
------------------------------------------------------------------------------------------------------------------------------------
Operating income - automotive                                                               263                         234
Operating income - Magna Entertainment Corp.                                                 22                          32
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                                            285                         266
Income taxes                                                                                 99                          92
Minority interest                                                                            24                          21
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                            $     162                    $    153
====================================================================================================================================

Financing charges on Preferred Securities and other paid-in capital                          (4)                         (9)
------------------------------------------------------------------------------------------------------------------------------------
Net income available to Class A Subordinate Voting and
   Class B Shareholders                                                               $     158                    $    144
Retained earnings, beginning of period                                                    2,570                       2,217
Adjustment for change in accounting policy relating to goodwill        2                     --                         (42)
Dividends on Class A Subordinate Voting and Class B Shares                                  (32)                        (29)
------------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF PERIOD                                                      $   2,696                    $  2,290
====================================================================================================================================

Earnings per Class A Subordinate Voting or Class B Share:
     Basic                                                                            $    1.65                    $   1.73
     Diluted                                                                          $    1.65                    $   1.65
====================================================================================================================================

Cash dividends paid per Class A Subordinate Voting or Class B Share                   $    0.34                    $   0.34
====================================================================================================================================

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:
     Basic                                                                                 95.6                        83.4
     Diluted                                                                               95.8                        90.6
====================================================================================================================================

                             SEE ACCOMPANYING NOTES

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]
[UNITED STATES DOLLARS IN MILLIONS]

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    THREE MONTHS ENDED
                                                                                      MARCH 31,                   March 31,
                                                                       NOTE                2003                        2002
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES
Net income                                                                            $     162                    $    153
Items not involving current cash flows                                                      168                         137
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            330                         290
Changes in non-cash working capital                                                          55                          80
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            385                         370
------------------------------------------------------------------------------------------------------------------------------------

INVESTMENT ACTIVITIES
Automotive fixed asset additions                                                           (115)                       (109)
Magna Entertainment Corp. fixed asset additions                                             (13)                        (14)
Purchase of subsidiaries                                                                     --                          (1)
Increase in other assets                                                                    (34)                        (13)
Proceeds from disposition of investments and other                                            6                          10
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           (156)                       (127)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net repayments of debt                                                                       (7)                        (53)
Issues of subordinated debentures by subsidiary                                              66                          --
Repayments of debentures' interest obligations                                               (1)                        (10)
Preferred Securities distributions                                                           (6)                         (7)
Issues of Class A Subordinate Voting Shares                                                   2                          16
Issues of shares by subsidiaries                                                             --                           1
Dividends paid to minority interests                                                         (3)                         (3)
Dividends                                                                                   (32)                        (29)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             19                         (85)
------------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                                 33                          (1)
------------------------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents during the period                                 281                         157
Cash and cash equivalents, beginning of period                                            1,227                         890
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                              $   1,508                    $  1,047
====================================================================================================================================

                             SEE ACCOMPANYING NOTES

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[UNAUDITED]
[UNITED STATES DOLLARS IN MILLIONS]

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      MARCH 31,                December 31,
                                                                       NOTE                2003                        2002
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                             $   1,508                    $  1,227
Accounts receivable                                                                       2,275                       2,140
Inventories                                                                               1,001                         918
Prepaid expenses and other                                                                   93                          84
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          4,887                       4,369
------------------------------------------------------------------------------------------------------------------------------------
Investments                                                                                 121                         114
Fixed assets, net                                                                         4,530                       4,415
Goodwill, net                                                             2                 476                         467
Future tax assets                                                                           180                         176
Other assets                                                                                622                         601
====================================================================================================================================
                                                                                      $  10,806                    $ 10,142
====================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank indebtedness                                                                     $     274                    $    272
Accounts payable                                                                          2,243                       2,040
Accrued salaries and wages                                                                  356                         312
Other accrued liabilities                                                                   221                         199
Income taxes payable                                                                         42                          62
Long-term debt due within one year                                                           51                          51
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          3,187                       2,936
------------------------------------------------------------------------------------------------------------------------------------
Deferred revenue                                                                             95                          92
Long-term debt                                                                              380                         366
Debentures' interest obligation                                                             108                         106
Other long-term liabilities                                                                 190                         186
Future tax liabilities                                                                      336                         325
Minority interest                                                         3                 817                         710
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          5,113                       4,721
------------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                                                             4
   Class A Subordinate Voting Shares
     [issued: 94,520,386; December 31, 2002 - 94,477,224]                                 2,489                       2,487
   Class B Shares
     [convertible into Class A Subordinate Voting Shares]
     [issued: 1,096,509]                                                                      1                           1
Preferred Securities                                                                        277                         277
Other paid-in capital                                                                        65                          64
Retained earnings                                                                         2,696                       2,570
Currency translation adjustment                                                             165                          22
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          5,693                       5,421
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      $  10,806                    $ 10,142
====================================================================================================================================

                             SEE ACCOMPANYING NOTES

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS
UNLESS OTHERWISE NOTED]
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2002 annual consolidated financial statements.

     The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2003 and the results of operations and cash flows for the three-month periods ended March 31, 2003 and 2002.

2.   GOODWILL AND OTHER INTANGIBLE ASSETS

     In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ["Decoma"] U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ["Intier"] Interiors Europe, Closures Europe and Interiors North America reporting segments. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

3.   DEBENTURES ISSUED BY SUBSIDIARY

     On March 27, 2003, Decoma issued Cdn.$100 million of 6.55% convertible unsecured subordinated debentures maturing March 31, 2010. The subordinated debentures are convertible at any time into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the subordinated debentures are redeemable at Decoma's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Decoma's Class A Subordinate Voting Shares is not less than Cdn.$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the subordinated debentures are redeemable at Decoma's option at any time. On redemption or maturity, Decoma will have the option of retiring the Debentures with Decoma Class A Subordinate Voting Shares and in addition, Decoma may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

     The present value of the principal and interest of the subordinated debentures and the value ascribed to the holders conversion option are included in Decoma's equity. Accordingly, such amount is classified in minority interest in the Company's consolidated balance sheet.

4.   CAPITAL STOCK

     The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at March 31, 2003 were exercised:

--------------------------------------------------------------------------------
     Class A Subordinate Voting and Class B Shares outstanding at
     March 31, 2003                                                         95.6
     Stock options [NOTE 5]                                                  3.7
--------------------------------------------------------------------------------
                                                                            99.3
================================================================================

     The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

5.   STOCK BASED COMPENSATION

     [a] The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

                                                                                OPTIONS OUTSTANDING
                                                                            ----------------------------
                                                                                               WEIGHTED
                                                                                                AVERAGE               NUMBER
                                                                                NUMBER         EXERCISE             OF OPTIONS
                                                                            OF OPTIONS           PRICE              EXERCISABLE
------------------------------------------------------------------------------------------------------------------------------------
         Outstanding at December 31, 2002                                    3,377,875         Cdn$89.19          1,958,375
         Granted                                                               320,000         Cdn$93.19             64,000
         Exercised                                                             (33,350)        Cdn$66.53            (33,350)
------------------------------------------------------------------------------------------------------------------------------------
         Outstanding at March 31, 2003                                       3,664,525         Cdn$88.03          1,989,025
====================================================================================================================================

     [b] The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

         The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

--------------------------------------------------------------------------------
         Risk free interest rate                                         5%
         Expected dividend yield                                         1.45%
         Expected volatility                                             24%
         Expected time until exercise                                    4 years
================================================================================

         The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

         For purposes of proforma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months ended March 31, 2003 and 2002 would have been as follows:

                                                                                                    THREE MONTHS ENDED
                                                                                      MARCH 31,                   March 31,
                                                                                           2003                        2002
------------------------------------------------------------------------------------------------------------------------------------
         Proforma net income                                                          $    160                    $   146
====================================================================================================================================

         Proforma earnings per Class A Subordinate Voting or Class B Share
              Basic                                                                   $   1.62                    $  1.65
              Diluted                                                                 $   1.62                    $  1.57
====================================================================================================================================

         The weighted average fair value of options granted during the three months ended March 31, 2003 was Cdn$21.78 [2002 - Cdn$25.08].

6.   SEGMENTED INFORMATION

                                                                  THREE MONTHS ENDED                     THREE MONTHS ENDED
                                                                      MARCH 31, 2003                         MARCH 31, 2002
------------------------------------------------------------------------------------      ---------------------------------

                                                                              Fixed                                   Fixed
                                                       Total   Operating     assets,         Total    Operating     assets,
                                                       sales      income         net         sales       income         net
------------------------------------------------------------------------------------      ---------------------------------
     PUBLIC AUTOMOTIVE OPERATIONS
       Decoma International Inc.                    $    577    $     45    $    551      $    515      $    40     $   480
       Intier Automotive Inc.                          1,032          29         470           879           26         406
       Tesma International Inc.                          269          25         268           211           21         257

     WHOLLY OWNED AUTOMOTIVE OPERATIONS
       Magna Steyr                                       527           4         455           479           10         326
       Other Automotive Operations                     1,126         109         981           816           96         828

     CORPORATE AND OTHER                                 (35)         51       1,039           (28)          41         730
     -------------------------------------------------------------------------------      ---------------------------------
     Total Automotive Operations                       3,496         263       3,764         2,872          234       3,027
     MEC                                                 270          22         766           249           32         581
     -------------------------------------------------------------------------------      ---------------------------------
     Total reportable segments                      $  3,766    $    285       4,530      $  3,121      $   266       3,608
     Current assets                                                            4,887                                  3,869
     Investments, goodwill and other assets                                    1,389                                    754
     -------------------------------------------------------------------------------      ---------------------------------
     CONSOLIDATED TOTAL ASSETS                                              $ 10,806                                $ 8,231
     ===============================================================================      =================================

7. SUBSEQUENT EVENTS

     [A] On April 16, 2003, having received all necessary regulatory approvals, MEC completed the acquisition of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs. The shares of Ontario Racing Inc., the owner of Flamboro Downs Holdings Limited, were transferred back to the Company.

     [B] Subsequent to March 31, 2003, Decoma completed its agreement to acquire
         Federal Mogul's original equipment automotive lighting operations in Mexico, a distribution center in Texas, an assembly operation in Ohio and certain of the contracts and equipment at Federal Mogul's original equipment automotive lighting operations in Virginia. The total purchase price is $2 million plus an amount for inventory based on the final determination of the value of inventory on hand. The transaction closed on April 14, 2003 with a transition of the Virginia contracts and assets subsequent to April 14, 2003.